2 August 2007

Mr. Kevin R. Woody
Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0404

Dear Mr. Woody,

We are in receipt of your letter dated July 18, 2007 regarding ABB Ltd’s annual report on Form 20-F for the year ended December 31, 2006 in respect of which you made the following comment:

Item — 5 Operating and Financial Review and Prospects, page 37

Performance Measures page 49

We note your use of the non-GAAP measure EBIT, both in this section and on the face of your financial statements.  Your disclosure does not appear to meet all the requirements of Item 10(e) of Regulation S-K and the presentation of EBIT on the face of the financial statements is in violation of Item 10(e)(ii)(C) of regulation S-K.  Please revise your filing or tell us how you have complied with the referenced guidance or why the guidance is inapplicable in these instances.

Earnings before interest and taxes (EBIT) is an additional sub-total that we include on the face of our consolidated income statements.  It simply totals certain U.S. GAAP line items on our consolidated income statements that are required under Regulation S-X.  The EBIT line item does not (i) exclude amounts, and is not subject to adjustments that have the effect of excluding amounts, that are included in the required U.S. GAAP line items from which it is derived or (ii) include amounts, and is not subject to adjustments that have the effect of including amounts, that are excluded from the required U.S. GAAP line items from which it is derived.  Accordingly, we do not believe that our presentation of EBIT on our consolidated income statement is a non-GAAP financial measure as defined in Item 10(e)(2) of Regulation S-K.  This is similar to the use by many companies, including ABB, of a Gross Profit sub-total on their consolidated income statements.

Historically, EBIT has been one of the principal performance criteria used by analysts and investors in our industry.  EBIT has been shown on the face of our financial statements and been a part of ABB’s set of publicly communicated targets since February 2001 when ABB started preparing its financial statements in accordance with U.S. GAAP.   Therefore, we continue to retain the EBIT sub-total on the face of our financial statements to maintain consistency and facilitate review by the readers of our financial statements.

Our use of the term EBIT outside of our consolidated income statements is equivalent to the numbers contained on the EBIT sub-total line of our consolidated income statements.  Thus, we believe that we are in compliance with Section 10(e) of Regulation S-K.

We trust you will find this letter responsive to your queries.  We would be pleased to provide any further information you may require in this regard.

ABB acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,
ABB Ltd

Michel Demaré	Richard A. Brown
Chief Financial Officer	Assistant General Counsel